FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)            Investors:  (Europe)          Media:
Jack Howarth/Mary Ansaldi     Emer Reynolds                 Max Gershenoff
Ph:  212-407-5740             Ph:      353-1-709-4000       Ph:  212-407-5740
       800-252-3526                      00800 28352600            800-252-3526



                  DURA PHARMACEUTICALS, INC. COMPLETES OFFER TO
                    PURCHASE AND CONSENT SOLICITATION FOR ITS
                 3 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002

San Diego, California, December 20, 2000 -- Dura Pharmaceuticals, Inc. ("Dura"), a wholly-owned subsidiary of Elan Corporation, plc (NYSE: ELN) ("Elan"), announced today the successful completion of its previously announced offer to purchase for cash for any and all of its 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes"), of which there were $287,500,000 in aggregate principal amount of Notes outstanding on November 20, 2000, together with the related solicitation of consents to amend the indenture under which the Notes were issued. The Notes are quoted on The Nasdaq SmallCap Market under the symbol "DURAH". The offer to purchase was required under the change in control provisions of the indenture. A change in control of Dura occurred on November 9, 2000 as a result of the merger of a wholly-owned subsidiary of Elan with and into Dura pursuant to which Dura became a wholly-owned subsidiary of Elan. The purpose of the consent solicitation was to eliminate certain provisions of the indenture.

Dura has been advised by Chase Manhattan Bank and Trust Company, National Association, the Depositary for the offer to purchase and the consent solicitation, that, as of the expiration of the offer at 5:00 p.m., New York City time, on December 20, 2000 (the "Repurchase Date"),

Dura Pharmaceuticals, Inc. Completes Offer To Purchase And Consent Solicitation For Its 3 1/2% Convertible Subordinated Note Due 2002
Page 2 of 2

$223,274,000 in aggregate principal amount of the Notes had been tendered, and the holders of such Notes will receive a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the Repurchase Date.

As of the simultaneous expiration of the consent solicitation, consents relating to $217,653,000 in aggregate principal amount of the Notes had been received, and the holders of such Notes will receive a consent payment of $1.25 per $1,000 principal amount of Notes as to which such consents relate.

Elan Corporation, plc is a leading worldwide specialty pharmaceutical and drug delivery company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and Israel. Elan is focused on the discovery, development and marketing of therapeutic products and services in neurology, pain management and oncology, and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Certain statements in this press release are forward-looking statements. All forward-looking statements involve risks and uncertainties which, in many cases are beyond the control of Dura and could cause actual results to differ materially. Dura undertakes no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Further, information on factors which could affect Dura's financial results is contained in Dura's filings with the Securities and Exchange Commission.


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